UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Paranovus Entertainment Technology Limited

(Name of Company)

Class B Ordinary Shares, $0.01 Par Value

(Title of Class of Securities)

N/A

(CUSIP Number)

Xuezhu Wang

No. 11, Dongjiao East Road, Shuangxi,

Shunchang, Nanping City, Fujian Province,

People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: N/A

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Happy Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7	SOLE VOTING POWER

602,255
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
602,255

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

602,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

98.37% (1)
14	TYPE OF REPORTING PERSON

FI

(1)	Percentage is calculated based on the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 27, 2023, which discloses that the total number of outstanding Class B ordinary shares as of July 27, 2023 was 612,255.

CUSIP Number: N/A

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Xuezhu Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

10,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		602,255
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
10,000

	10	SHARED DISPOSITIVE POWER

602,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

612,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated based on the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 27, 2023, which discloses that the total number of outstanding Class B ordinary shares as of July 27, 2023 was 612,255.

CUSIP Number: N/A

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Minzhu Xu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

China
	7	SOLE VOTING POWER

0
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
0

	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated based on the Issuer’s prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on July 27, 2023, which discloses that the total number of outstanding Class B ordinary shares as of July 27, 2023 was 612,255.

Item 1. Security and Issuer.

This amendment No.1 to the Schedule 13D (“Schedule 13D/A”) relates to the Class B ordinary shares, par value $0.01 per share (the “Class B Ordinary Shares”) of Paranovus Entertainment Technology Limited, a Cayman Islands corporation (the “Issuer”), whose principal executive office is located at No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China.

Item 2. Identity and Background.

(a)	The Statement is jointly filed by Happy Group Inc., Xuezhu Wang, and Minzhu Xu (each, a “Reporting Person,” together, the “Reporting Persons”). Xuezhu Wang is the sole director and was the sole shareholder of Happy Group Inc. Minzhu Xu is the sole shareholder of Happy Group Inc.

(b)	The Happy Group Inc.’s and Xuezhu Wang’s principal business address is No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China. Minzhu Xu’s principal business address is North Tianewan, Building 10, Apartment 1903, Chaoyang District, Beijing, People’s Republic of China.

(c)	The Reporting Persons are currently significant stockholders of the Issuer. The principal occupation of Xuezhu Wang is being the Chief Executive Officer and director of the Issuer. Xuezhu Wang is the sole director of Happy Group Inc. Minzhu Xu is the sole shareholder of Happy Group Inc.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Happy Group Inc. is a company incorporated in Cayman Islands. Xuezhu Wang is a citizen of People’s Republic of China. Minzhu Xu is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds and Other Consideration.

On March 4, 2019, Happy Group Inc. acquired 12,045,100 ordinary shares of the Issuer, par value $0.0005 each, in a private transaction pursuant to the exemption from registration available under Section 4(a)(2) of the Securities Act and Regulation S promulgated thereunder. As a result, Xuezhu Wang indirectly owns and controls 12,045,100 ordinary shares of the Issuer, par value $0.0005 each, through his 100% ownership of Happy Group Inc.

In October 2021 and October 2022, the Issuer re-designate its ordinary shares into Class A ordinary shares and Class B ordinary shares and completed a share combination at the ratio of 1:20, respectively. As a result, the Issuer’s authorized capital consists of 350,000,000 Class A ordinary shares of $0.01 par value each and 100,000,000 Class B ordinary shares with a par value of US $0.01 each, and 50,000,000 ordinary shares with a par value of $0.01 each.

On September 8, 2022, Minzhu Xu purchased all Happy Group Inc.’s outstanding shares from Xuezhu Wang for an aggregate consideration of $50,000, and agreed that as the sole shareholder of Happy Group Inc., Minzhu Xu irrevocably agreed that she would not remove Mr. Xuezhu Wang as the sole director of Happy Group Inc. for 15 months following the share transfer.  Therefore, Mr. Wang continues to have the voting control and investment discretion over the shares held by Happy Group Inc. and remains as the beneficiary owner of these shares.

Item 4. Purpose of Transaction.

The purpose of the acquisition is for investment only. The Reporting Persons may make further acquisitions of the Issuer’s Class A ordinary shares or Class B ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class B ordinary shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Except for the foregoing and except in Xuezhu Wang’s capacity as the Chief Executive Officer and a director of the Issuer and the beneficial owner of 612,255 Class B ordinary shares of the Issuer, as of the date of this Schedule 13D/A, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any similar action to those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D/A.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D/A and any amendments hereto. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.
Exhibit 7.1*	Joint Filing Agreement, dated July 28, 2023

* filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2023

Xuezhu Wang

By:	/s/ Xuezhu Wang
Name:	Xuezhu Wang

Happy Group Inc.

By:	/s/ Xuezhu Wang
Name:	Xuezhu Wang Sole Director
Minzhu Xu

By:	/s/ Minzhu Xu
Name:	Minzhu Xu